Exhibit 4.4

Execution Copy

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT, dated as of June 10, 2019 (this “Agreement”), between Air T Funding, a statutory trust created under the laws of the State of Delaware (the “Trust”), and Air T, Inc., a Delaware corporation (the “Buyer”).

In consideration of the foregoing, and intending to be legally bound hereby, the parties hereto agree that, subject to the conditions contained herein, the Buyer will purchase from the Trust, and the Trust will sell to the Buyer, the Trust’s 8.0% Common Securities (liquidation amount of $2.50 per common security), representing common undivided beneficial interests in the assets of the Trust (the “Common Securities”), equal to an aggregate liquidation amount of approximately (but at least) 3% of the total capital of the Trust.

SALE OF STOCK AND TERMS OF PAYMENT

1.     The Sale. Upon the terms and subject to the conditions of this Agreement, on June 10, 2019 (the “Closing Date”), the Trust will issue, sell and deliver to the Buyer, and the Buyer will accept and purchase from the Trust, 1,600,000 Common Securities (the “Amount”). The Amount shall be subject to the adjustments provided for in Section 4 hereof.

2.    Purchase Price. Upon the terms and subject to the conditions contained in this Agreement, and in consideration of the aforesaid issuance, sale and delivery of the Common Securities, on the Closing Date the Buyer will pay or cause to be paid to the Seller a debenture in the amount of $4,000,000 (the “Purchase Price”) for the Amount. The Purchase Price shall be subject to the adjustments provided for in Section 4 hereof.

3.     Manner of Payment. At the Closing Date, the Buyer shall pay the Purchase Price to the Trust by wire transfer of immediately available funds.

4.    Amount and Purchase Price Adjustment. If on the Closing Date, after giving effect to the issuance and sale of the Trust’s 8.0% Cumulative Capital Securities (also referred to as the Alpha Income Trust Preferred Securities) pursuant to an underwritten public offering, the Amount does not equal an aggregate liquidation amount of at least 3% of the total capital of the Trust, the Amount shall be adjusted to equal an aggregate liquidation amount of at least 3% of the total capital of the Trust and the Purchase Price shall be adjusted accordingly.

IN WITNESS WHEREOF, each of the Trust and the Buyer has caused this Agreement to be signed by its duly authorized representative as of the date first above written.

AIR T FUNDING

By	/s/ Mark Jundt
Name: Mark Jundt Title: Administrative Trustee

AIR T, INC.

By	/s/ Nick Swenson
Name: Nick Swenson Title: Chief Executive Officer